January 13, 2009

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008

Form 10-Q Fiscal Quarter Ended September 30, 2008
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated December 11, 2008 (the “December 11th Letter”) regarding the Company’s above-referenced filings.  The responses to the Staff’s comments are provided in the order in which the comments were set out in the December 11th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.  Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.
We note on page 15 that normally the fourth quarter generates the highest quarterly revenues in a year and it has been the period in which the highest volumes of media placements and retail related consumer marketing occur.  In your next filing, please provide a comprehensive discussion of your 2008 fourth quarter results so that it is transparent to readers how the economic downturn is impacting your operations and liquidity.  In preparing your disclosure, please consider the following items:

•	If you have experienced an unusually poor fourth quarter, this fact and its ramifications should be made clear to investors.
•
Discuss any known trends or events likely to impact your results of operations or liquidity in the upcoming year, including potential reductions in revenues from any of your significant customers or from any particular industry.  Clearly disclose the extent to which your revenues are concentrated in certain industries and the impact that this concentration may have on your results of operations and liquidity, as discussed in SOP 94-6.

•	Your discussion should address the operations of your segments and/or within geographic regions to the extent necessary for a clear understanding of your circumstances.
•	You should explain the impact of tightening credit markets and stock market turmoil has had and is likely to continue to have on the company.

The Company confirms that it will discuss the foregoing items in its next Form 10-K filing.

2.
In light of the recent economic turmoil and the significant decrease in the price of your common shares, explain to us the consideration that you have given to a possible impairment of your goodwill, other intangible assets and long-lived assets.  In your next filing, include clear and robust disclosure regarding the facts and circumstances leading to any recognized impairment.  If no impairment is required to be recognized despite the presence of impairment indicators, discuss the possibility of a future impairment and the sensitivity of your impairment analysis to management’s estimates.

The Company tests for goodwill impairment on an annual basis on October 1st of each year. On a quarterly basis, the Company considers all factors that could give raise to a triggering event which would require an impairment test of goodwill, other intangibles or long-lived assets prior to the annual test.  For each of the first three quarters in 2008, the Company determined that a triggering event had not occurred and as such no assets where deemed to have been impaired. The Company is currently completing its annual test of impairment and will discuss the foregoing items in its next Form 10-K filing.

Note 2.  Significant Accounting Policies, page 47

Put Options, page 53

3.
It is unclear to us how your accounting policy for put options considers the effect of the exercise price in determining the balance for minority interests at each balance sheet date.  Tell us how you applied the guidance in EITF Topic D-98 in accounting for these put options.

As described in note 2 and in note 17 of Form 10-K, the minority interest shareholders of certain subsidiaries have the right to require the Company to acquire their ownership interest under certain circumstances pursuant to a contractual arrangement and the Company has similar call options under the same contractual terms.  The amount of consideration under the put and call rights is not a fixed amount, but rather is dependent upon various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through the date of exercise, the growth rate of earnings of the relevant subsidiary through the date of exercise, etc.

The put and call rights are not freestanding separately tradable instruments and were established pursuant to the various shareholder agreements and LLC operating agreements.  In certain cases, the shares held by the minority shareholders are not transferable to a third party and in the event they are transferable, the acquirer is subject to the same put and call options under the applicable agreement.  The subsidiaries are not limited life entities.  The original acquisitions are accounted for as a business combination under FAS 141.

The Company concluded that the put and call rights were excluded from the scope of SFAS 150 because the put and call rights are not freestanding, required to travel with the underlying shares upon a transfer, and impose a stated requirement that invalidates the rights and obligations of the shares.

The Company also concluded that the put and call rights are not derivatives under paragraph 9 of SFAS 133, as amended, as their terms do not require or permit net settlement.  Thus, we believe the put and call rights are outside the scope of SFAS 133.

The Company also concluded that the put and call rights are outside the scope of EITF 00-04 since these arrangements do not meet the terms of Derivative 1, Derivative 2 or Derivative 3 as described in the Abstract.  Specifically, they are not fixed price forward contracts or fixed price put or call options or total return swaps.

EITF Topic D-98 covers the classification and measurement of redeemable securities, specifically focused on Rule 5-02.28 of Regulation S-X which addresses the treatment of preferred securities that are redeemable by the issuer. D-98 expands that guidance for other equity instruments including common stock, derivative instruments, noncontrolling interests and share-based payment arrangements that are classified as equity pursuant to FAS 123(R). As stated above, these put and call rights are neither freestanding nor are they considered a component of equity for the Company.  Therefore, the Company currently believes that the disclosure requirements of paragraph 41 of D-98 is the applicable section of this guidance.

Notwithstanding the foregoing, the Company believes that the put options should be given some accounting recognition.  The Company believes that there should be a charge to minority interest expense over the life of the instrument to reflect the excess, if any, of the exercise price over the fair value of the minority shares at the date of the option being exercised – i.e. the loss on the put.  No recognition would be given to any gain on the put option (i.e. if the exercise price is less than the fair value of the minority interest shares).

The Company believes that over the term that the option is outstanding, minority interest expense (“MI”) in the income statement should reflect a charge for the excess of (i) the present value of the exercise price of the put option over (ii) the current fair value of the MI shares.  The Company also believes that in any given year, the minority interest expense should be calculated based on the sum of a) MI’s otherwise share of net earnings and b) the change in the excess put exercise price calculated above, if any.  Minority interest on the balance sheet should be the sum of (1) the original NBV  of MI and (2) the sum of (a) MI’s cumulative share of earnings (net of distributions) and (b) the difference between the then FMV of the MI shares and the then present value of the put price.  This practice will be changed in 2009 (See below).

Following this approach, the Company only records the initial acquisition of shares and no further increase to goodwill and minority interest based on the then FMV of the business (i.e., the goodwill would reflect as though the Company owed its equity interest and not 100%).  The additional goodwill recorded at the time the option is exercised will be the difference between the fair value of the additional business purchased and the carrying value of minority interest.  That is, the excess of the put option exercise price over the fair value of the minority interest would have already been expensed.  Minority interest has not been treated as part of equity.  This practice will be changed in 2009 (See below).

For balance sheet presentation purposes minority interest would have been increased by the excess of the put amount over the fair value of the minority owned percentage covered by the “puts”.  Through December 31, 2007, minority interest for these puts has never been adjusted, since fair value of the minority interests covered by the puts exceeded the redemption amount of the puts.

Under guidance from EITF D-98 the Company’s policy relating to accounting for puts is in accordance with GAAP.  The Company will acquire at least equal value (minority interest) in exchange for cash and company stock, it any issued; i.e., the put amount.  (See note 17 of Form 10-K.)

Upon the adoption of FAS 141 (R) and FAS 160 the Company intends to record the initial carrying amount of these put and call rights based on the current redemption amounts as an adjustment to retained earnings, and an adjustment to temporary equity – Noncontrolling Interest.  Future acquisitions of these Noncontrolling Interests will be recorded as equity adjustments; i.e., no additional adjustments to intangibles and goodwill.

Note 4.  Acquisitions, page 54

2007 Acquisitions, page 54

4.
Tell us how you accounted for the additional payments of $1,500 that you will be required to make relating to the acquisition of Redscout, LLC.  Tell us where you recorded the offset to the accrual of deferred acquisition consideration.

The Company accounted for the additional payments of $1,500 relating to the acquisition of Redscout, LLC as additional purchase price and as such was allocated to goodwill.

Note 8.  Goodwill and Intangible Assets, page 61.

5.
Tell us the components of the goodwill of $14,383 that you acquired during the year ended December 31, 2007.  In this regard, we note your disclosure at Note 4 regarding goodwill acquired in your acquisitions of VitroRobertson LLC, Redscout LLC, and HL Group Partners LLC, totaling $6,523.

The components of the goodwill of $14,383 that was acquired in 2007 consist of the following acquisitions; Redscout LLC ($4,206), HL Group Partners LLC ($3,442), Northstar Research Partners ($469), VitroRobertson LLC ($375), Zyman Group LLC ($91), Trend Core LLC ($52) for a total of  $8,635 and an earn-out payment for the 2004 acquisition of Bruce Mau Design Inc of $1,386. In addition, during 2007, we discovered an error in the recording of the acquisition of Crispin, Porter and Bogusky (CPB”).  In 2004, we recorded the acquisition of CPB using VIE accounting but neglected to record deferred income taxes related to identifiable intangibles which would be amortized for book purposes but not tax purposes.  The adjustment was recorded in November 2007 and resulted in an increase in goodwill of $4,362 and a corresponding increase in deferred income taxes.  This adjustment did not have any effect on the 2007 income statement.  We also reviewed the potential effect of this adjustment on prior years and determined that the adjustments would have been minimal and clearly not material to our financial position or operations.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 12

Comparator Companies, page 16

6.
We note your references to certain comparator companies (including Omnicom, WPP Group, Interpublic, Harte Hanks, Vlassis, and Doubleclik).  It appears that the compensation committee may benchmark total compensation levels to your comparator group.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.  If you engage in benchmarking, please confirm that you have identified all of the companies considered by you or Mercer in conducting the benchmarking analysis.  In future filings, please provide additional detail about how the comparator information was used in making compensation decisions with respect to your named executive officers in your most recent fiscal year.

In 2007 and 2008, the Company’s Compensation Committee did not formally benchmark total compensation levels to its comparator group.  The Company confirms that it will provide additional detail about how the comparator information may be used in making compensation decisions with respect to named executive officers.

Incentive Awards Earned Based on 2007 Performance, page 16

7.
We note your references to various pre-approved individual and corporate performance criteria and targets connection with determination of your incentive awards.  Please disclose these pre-approved criteria and targets in future filings.  To the extent the targets are not stated in quantitative terms, disclose how the compensation committee determined the officer’s achievement levels for that performance measure.  If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal.  General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company confirms that it will provide additional disclosure with respect to pre-approved performance criteria used in connection with the determination of incentive awards.

8.
In future filings, provide a more detailed explanation of how the various individual and corporate performance criteria and targets, as well as the other evaluations mentioned, actually resulted  in the 2007 incentive awards for each of the named executive officers.  Tabular disclosure may be helpful in conveying this information.

The Company confirms that it will provide a more detailed explanation in its next Proxy Statement of how the foregoing criteria resulted in incentive awards for each of the named executive officers.

9.	In future filings, please define adjusted EBITDA, organic revenue growth, and net new business wins. Refer to Instruction 5 to Regulation S-K Item 402(b).

The Company confirms that it will define the foregoing terms in its next Proxy Statement filing.

Form of Long-Term Incentives, page 17

10.
In future filings, clarify how the amounts of restricted stock and restricted stock unit awards were determined for each of the named executive officers in your most recent fiscal year.  Tabular disclosure may be helpful in conveying this information.

The Company confirms that it will clarify in its next Proxy Statement filing how the amounts of restricted stock and restricted stock units awards were determined for each of the name executive officers.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 22

11.
With respect to Mr. Nadal’s Services Agreement, disclose in future filings the meaning of “annual retainer”.  Also quantify the obligations that the company would have had to Mr. Nadal for non-renewal of the old services agreement that were satisfied by a portion of the $3.5 million one-time renewal fee.

The Company confirms that it will disclose in its next Proxy Statement filing the meaning of “annual retainer” (base salary) and quantify the amount of the referenced obligations.

Outstanding Equity Awards at 2007 Fiscal Year-End, page 25

12.
We refer you to footnote (7) to the table.  In future filings, disclose the grant dates for the various awards so that investors can determine the vesting date.  Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

The Company confirms that it will disclose in its next Proxy Statement filing the grant dates for the listed equity incentive awards.

*                        *                      *                      *                      *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                        *                      *                      *                      *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David B. Doft
David B. Doft
Chief Financial Officer

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP